February 26, 2025

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Renasant Corporation (CIK 0000715072)
Annual Report on Form 10-K
For the year ended December 31, 2024

Ladies and Gentlemen:

Enclosed is Renasant Corporation’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “10-K”). As requested pursuant to General Instruction D(3) to Form 10-K, the financial statements in the 10-K reflect no changes to Renasant Corporation’s accounting principles or practices, or the application of any such principles or practices, from the preceding fiscal year other than changes required as a result of amendments to, or updates of, United States generally accepted accounting principles adopted by the Financial Accounting Standards Board. For a discussion of these changes, please refer to Note 1, “Summary of Significant Accounting Policies,” in the Notes to Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, in the 10-K.

If you have any questions or comments concerning this material, please contact me at (662) 680-1281.

Sincerely,

James C. Mabry IV
Chief Financial Officer